Mail Stop 7010



October 17, 2005


Via U.S. mail and facsimile

Mr. Enrique Cibie
Chief Executive Officer
Masisa S.A.
900 Circle Seventy-five Parkway, Suite 720
Marietta, GA 30339

Re: 	Masisa S.A.
Amendment No. 1 to Registration Statement on Form F-1
Filed October 13, 2005
File No. 333-128694

Dear Mr. Cibie:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

2. Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before circulating these materials.

Table of Contents, page i

3. Please relocate the five paragraphs located beneath the table of contents to more appropriate locations in your prospectus. In addition, please relocate the section "Cautionary statement concerning forward-looking information" and the section "Presentation of financial information." The forepart of your prospectus should consist of only the cover page and the summary and risk factors sections.

4. The disclosure in your prospectus regarding the contents of any document must be materially complete. Please delete the second sentence of the last paragraph.

Summary, page 1

Our competitive strengths, page 2

5. Please include a discussion of your weaknesses that is equally prominent as this section.

Our strategy, page 3

6. Please balance this section by briefly discussing the risks of implementing your strategy.

The offering, page 6

The preemptive rights offerings, page 6

7. We note that you have filed a registration statement on Form F-
1
(File No. 333-128972) relating to the preemptive rights offering. Please disclose here, and as appropriate elsewhere in your filing, that you have filed a registration statement on Form F-1 relating to the preemptive rights offering and update the disclosure regarding the preemptive rights offering throughout your filing accordingly. In this regard, we note the disclosure in the last two paragraphs on page 22.
Lock-up, page 8

8. We note that J.P. Morgan may consent to the release of shares from the lock-up. If there is any current intention to release shares, please discuss this. Please also briefly describe the factors that
J.P. Morgan is likely to consider in determining to release shares.

Risk factors, page 12

9. Please provide a risk factor pertaining to the difficulty U.S.
stockholders would face in effecting service of process against you.
This risk factor should address the risk U.S. stockholders face in:

* effecting service of process within the United States on you or any of your non-U.S. resident executive officers or directors;

* enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against you or any of your non-U.S. resident executive officers or directors;

* enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against you or any of your non-U.S. resident executive officers or directors; and

* bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against you or any of your non-U.S. resident executive officers or directors.

10. Please provide a risk factor regarding the extent to which you may be exempt from the corporate governance requirements of the NYSE.
In this regard, we note that you may be a "controlled company" under
NYSE rules.

Our dependence on a small number of key third party distributors..., page 12

11. Please disclose the percentage of your sales made through each of
Masonite and your other key distributors and customers.

A significant percentage of our employees are unionized..., page
12

12. Please quantify the effect the Venezuelan work stoppage had on your company.

13. Please explain why the statement in the third sentence makes this
offering risky or speculative.
Our dependence, to a large extent, on maritime transport..., page
13

14. Please explain why space on maritime shipping vessels is limited and difficult to secure.

We may face significant competition in the markets in which we sell..., page 14

15. Item 3.D. of Form 20-F requires that you disclose risk factors that are specific to your company or industry. This risk factor is too generic because it could apply to nearly any company or industry.
Please clearly explain how it applies to your company or industry.

Currency devaluations and foreign exchange fluctuations..., page
15

16. Please provide specific examples, including quantification, of how currency devaluations and foreign exchange fluctuations have affected your company.

We may not be able to satisfy our financing requirements, page 15

17. Please disclose the amount of your debt service and the effect of interest rate changes on your debt service requirements. For example, what would be the effect of a 1% change in interest rates?

Changes in environmental regulations to which we are subject..., page
15

18. Please quantify, to the extent practicable, your compliance costs.

We may not be able to maintain present favorable tax treatment..., page 16

19. Please quantify, to the extent practicable, the impact to your financial statements of the benefits and liabilities discussed in this risk factor.

Risks relating to Chile, page 17

20. The first three risk factors in this section and the second, fourth, fifth and sixth risk factors in the section entitled "Risks relating to operations outside of Chile" are repetitive and too generic for risk factor disclosure. Please revise to delete repetitive disclosure and specifically show how the risk affects your company.

Inflation could adversely affect the value of our ADSs and financial condition..., page 17

21. Please provide specific examples, including quantification, of how inflation has affected your company.
Energy shortages and increased energy costs..., page 18

22. Please indicate whether the April 2004 restrictions on deliveries of natural gas have actually impacted gas supplies.

The market price of our securities may be adversely affected..., page
18

23. The disclosure in the first paragraph repeats the risk described in several other risk factors. Please revise to delete repetitive risk factor disclosure.

Foreign exchange controls established by the Venezuelan government..., page 19

24. Please provide specific examples, including quantification, of how the controls have affected your company.

Our controlling shareholders are able to exercise significant control..., page 21

25. Please revise this risk factor to disclose the actual risk to an investor, namely the risk that the controlling stockholders may prevent or frustrate attempts to effect a transaction or other corporate action that would be in the best interests of your minority stockholders.

Use of proceeds, page 26

26. Please identify with greater specificity the use of proceeds with respect to your capital expenditures. Please also clarify that you will not receive any proceeds from the exercise of the over-allotment option.

Management`s discussion and analysis of financial condition and results..., page 38

Contractual obligations, page 81

27. Please update the contractual obligations table as of a recent date to reflect the changes to your contractual obligations that have occurred since December 31, 2004. Alternatively, you may include a discussion in this section regarding the impact of these changes on your contractual obligations. See Instruction 1 to Item 5.F. of Form
20-F.

Preemptive rights offering, page 145

28. We note the cross reference set forth in the last sentence of the last paragraph regarding the beneficial ownership of the controlling stockholders before and after the preemptive rights offerings and the combined offering. We note that this information does not appear to be included in the "Principal shareholders" section on page 159. Please revise that section to disclose this information.

Principal shareholders, page 159

29. Please disclose the information required by Item 9.D. of Form
20-
F with respect to the selling stockholders.

30. Please identify the natural persons with dispositive voting or investment control of each selling stockholder. Refer to Item 4S of the Regulation S-K section of the Supplement to the Manual of Publicly Available Telephone Interpretations, dated March 1999.

Related party transactions, page 161

31. Please file each of the agreements described in this section as an exhibit to your registration statement.

32. Please disclose the information you cross-reference in the second last paragraph.

Description of share capital, page 163

33. Please remove the statement in the fourth sentence of the first paragraph that the description is not complete and qualified by reference to your charter documents and Chilean law, as this statement is not consistent with Rule 411 of Regulation C. Please also comply with this comment in the section entitled "Memorandum and articles of association" on page 164.

Shareholder rights, page 164

34. We note the disclosure in the second sentence of the second paragraph. Please disclose those "certain provisions" that cannot be waived by stockholders.

Description of American Depositary Receipts, page 170

35. Please remove the statement in the third sentence of the first paragraph that the description is not complete and qualified by reference to the deposit agreement, as this statement is not consistent with Rule 411 of Regulation C.

Limits on our obligations and the obligations of the Depositary;
limits on..., page 177

36. Please prominently disclose that none of the limitations described in this section will affect investor rights under the U.S.
federal securities laws.
Taxation, page 181

Material Chilean tax consequences, page 181

37. We note that Chilean counsel has provided a short-form tax opinion, which is included in Exhibit 5.1 to your registration statement. As such, the disclosure set forth in this section must be counsel`s opinion. Please revise accordingly.

Material United States tax consequences, page 183

38. We note that U.S. counsel has provided a short-form tax opinion, which is attached as Exhibit 8.2 to your registration statement.
As
such, the disclosure set forth in this section must be counsel`s opinion. Please revise accordingly.

Underwriting, page 188

39. Please identify each member of the underwriting syndicate that will engage in any electronic offer, sale or distribution of your common stock and provide us with a description of their procedures.
If you become aware of any additional members of the syndicate after you respond to this comment, please promptly provide us with a description of their procedures. Please also briefly describe any electronic distribution. In responding to this comment, please advise us as to how the procedures will ensure that the distribution complies with Section 5 of the Securities Act, and whether the procedures have been reviewed by the Office of Chief Counsel.

40. Please advise us as to whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the third party and website, describe the material terms of the agreement and provide us with a copy of the agreement. Please provide us with copies of all information concerning you or your prospectus that appeared or will appear on this website. If you subsequently enter into any arrangement, please promptly supplement your response.

Part II - Information not required in prospectus

Item 6. Indemnification of directors and officers, page II-1

41. We note the disclosure in the first paragraph of this section that your company will "answer" for any resulting liabilities or expenses. Please clarify what you mean by this disclosure. Please also describe in greater detail your company`s legal responsibility with respect to the liabilities of your executive officers and directors.
Item 7. Recent sales of unregistered securities, page II-1

42. We note the Securities Act exemption you cite with respect to each transaction listed in this section. Please briefly describe the facts upon which you relied to make each exemption available. See
Item 701(d) of Regulation S-K.

Item 8. Index to exhibits, page II-2

43. Please file as promptly as practicable each exhibit that is required by Item 601 of Regulation S-K, in particular Exhibit 1.1. These exhibits and any related disclosure are subject to our review.

Item 9. Undertakings, page II-2

44. Please provide the undertaking required by Item 512(h) of Regulation S-K.

Exhibit 5.1

45. We note that the date of the legal opinion is October 13, 2005.
We also note that the opinion is qualified by certain assumptions made as of the date of the opinion. In this regard, we note the statement in the sixth paragraph. Please clarify that the legal opinion speaks through the date of effectiveness of your registration statement. Counsel can do this by either revising its legal opinion or by filing another opinion dated the date of effectiveness.

46. We note the assumptions set forth in the first opinion.
Counsel
may not limit its opinion in this manner. Please revise accordingly.

Exhibit 8.2

47. We note the qualification set forth in the second paragraph.
Please clarify that this qualification does not include the section of the prospectus that constitutes the opinion of counsel.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in your registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Richard M. Kosnik, Esq.
Jones Day
222 East 41st Street
New York, NY 10017

Mr. Nicholas A. Kronfeld, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
??

??

??

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Mr. Enrique Cibie
Masisa S.A.
October 17, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE